                                                Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-39102


                            KANAKARIS WIRELESS
       SUPPLEMENT DATED AUGUST 15, 2000 TO PROSPECTUS DATED JULY 5, 2000

         The prospectus of Kanakaris Wireless dated July 5, 2000 is hereby supplemented to include information from the quarterly report on Form 10-QSB filed with the Securities and Exchange Commission by Kanakaris Wireless on August 14, 2000:


                              FINANCIAL STATEMENTS

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (formerly known as Kanakaris Communications, Inc.)
                      Condensed Consolidated Balance Sheet
                                  June 30, 2000
                                   (Unaudited)

ASSETS
------

Current assets:
   Cash and cash equivalents                                      $     542,414
   Accounts receivable                                                   44,395
   Inventories                                                            2,784
   Advances to suppliers                                                    700
   Current maturities of notes receivable -
      shareholders and related parties                                  249,529
   Judgment receivable - current portion                                 85,417
   Interest receivable                                                    1,363
   Prepaid expenses                                                     244,220
                                                                  --------------

           Total current assets                                       1,170,822
                                                                  --------------

Property and equipment, net of accumulated
   depreciation and amortization                                         48,176
                                                                  --------------

Other assets:
   Notes receivable - shareholders and
      related parties - noncurrent                                      110,810
   Judgment receivable - noncurrent                                     119,583
   Security deposits                                                        700
   Film library - net of amortization                                   242,563
   Goodwill - net of amortization                                       330,172
                                                                  --------------

           Total other assets                                           803,828
                                                                  --------------

           Total assets                                           $   2,022,826
                                                                  ==============

     See accompanying notes to condensed consolidated financial statements.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (formerly known as Kanakaris Communications, Inc.)
                      Condensed Consolidated Balance Sheet
                                  June 30, 2000
                                   (Unaudited)


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
-------------------------------------------------

Current liabilities:
   Accounts payable and accrued expenses                          $     442,103
   Convertible debentures                                             2,750,000
   Due to former shareholder of subsidiary                               80,160
                                                                  --------------

           Total current liabilities                                  3,272,263

Long-term liabilities:
   Royalties payable                                                     46,526
                                                                  --------------

           Total liabilities                                          3,318,789
                                                                  --------------

Stockholders' equity (deficiency):
   Preferred stock, $0.01 par value; 5,000,000 shares
       authorized; 1,000,000 Class A Convertible issued
       and outstanding                                                   10,000
   Common stock, $0.001 par value; 1,000,000,000
       shares authorized; 33,098,961 issued and
       outstanding                                                       33,099
   Additional paid-in capital                                        17,322,960
   Accumulated deficit                                              (18,660,762)
   Less subscription receivable
       (1,260,000 shares, common)                                        (1,260)
                                                                  --------------

           Total stockholders' equity (deficiency)                   (1,295,963)
                                                                  --------------

           Total liabilities and
           stockholders' equity (deficiency)                      $   2,022,826
                                                                  ==============

     See accompanying notes to condensed consolidated financial statements.


                                           KANAKARIS WIRELESS AND SUBSIDIARIES
                                   (formerly known as Kanakaris Communications, Inc.)
                                     Condensed Consolidated Statements of Operations
                                                       (Unaudited)
                                                          Three Months       Three Months         Nine Months         Nine Months
                                                             Ended              Ended                Ended              Ended
                                                            June 30,           June 30,             June 30,           June 30,
                                                             2000               1999                 2000               1999
                                                       ----------------   ----------------    ----------------    ----------------
Net sales                                              $        51,970    $       415,968     $       253,112     $       772,167

Cost of sales                                                   26,508            282,430             204,419             485,272
                                                       ----------------   ----------------    ----------------    ----------------

           Gross profit                                         25,462            133,538              48,693             286,895
                                                       ----------------   ----------------    ----------------    ----------------

Operating expenses:
   Executive compensation                                      130,268             84,346             326,380             295,658
   Salaries                                                     62,526             20,671             174,988              69,125
   Payroll taxes and employee benefits                          24,766              4,541              50,973              11,539
   Consulting services                                         677,460            977,233           2,583,195           1,195,873
   Royalties                                                       -               27,577               2,333              35,852
   Travel and entertainment                                     59,400             40,148             144,332              52,034
   Telephone and utilities                                      17,331             (4,605)             42,784              15,579
   Marketing, advertising and investor relations             1,204,538            106,498           2,093,300             257,270
   Professional fees                                           219,356            226,815           1,335,014             393,815
   Rent                                                          7,761              5,632              19,540              19,828
   Office and other expenses                                    13,250             11,125              31,871              35,651
   Equipment rental and expense                                    713              1,267               2,932               3,535
   Insurance                                                    18,184              9,652              38,341              11,665
   Depreciation and amortization                                13,413              7,023              35,803              22,483
   Taxes - other                                                   383                -                 6,436                 215
   Bank charges                                                  1,127              1,489               2,411               2,817
   Miscellaneous                                                27,247             (1,467)             77,191              29,429
                                                       ----------------   ----------------    ----------------    ----------------

           Total operating expenses                          2,477,723          1,517,945           6,967,824           2,452,368
                                                       ----------------   ----------------    ----------------    ----------------

       Loss before interest and other income
           (expense)                                        (2,452,261)        (1,384,407)         (6,919,131)         (2,165,473)

       Financing and other income (expense), net            (2,406,405)            14,104          (3,377,491)             12,012
                                                       ----------------   ----------------    ----------------    ----------------

       Net loss                                        $    (4,858,666)   $    (1,370,303)    $   (10,296,622)    $    (2,153,461)
                                                       ================   ================    ================    ================

       Net loss per common share -
          basic and diluted                            $          (.18)   $          (.06)    $          (.35)    $         (.099)
                                                       ================   ================    ================    ================

       Weighted average common shares
          outstanding - basic and diluted                   28,069,151         23,687,314          29,326,819          21,786,418
                                                       ================   ================    ================    ================

                         See accompanying notes to condensed consolidated
financial statements.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (formerly known as Kanakaris Communications, Inc.)
                 Condensed Consolidated Statements of Cash Flows
                For the Nine Months Ended June 30, 2000 and 1999
                                   (Unaudited)
                                                                   2000               1999
                                                              --------------     --------------
Cash flows from operating activities:
   Net loss                                                   $ (10,296,622)     $  (2,153,461)
   Adjustments to reconcile net loss
       to net cash used in operating activities:
           Amortization of goodwill                                  19,975              4,275
           Depreciation and amortization                             15,828              4,968
           Write off of organizational costs                          1,451                  -
           Income from judgment                                    (250,000)                 -
           Compensation, consulting, marketing and
             professional services, incurred in exchange
             for common stock and treasury stock                  4,157,650          1,488,473
           Income from forgiveness of debt                                -            (26,607)
           Convertible debt - marketing cost                        520,000                  -
           Convertible debt-financing costs                       2,977,500                  -
           Convertible debt-interest cost                           128,625                  -
   Changes in assets and liabilities (Increase) decrease in:
              Accounts receivable                                   109,715            (21,256)
              Inventory                                              (2,784)            (1,313)
              Prepaid expenses                                     (183,407)           (17,779)
              Advances to suppliers and security deposits                 -             (5,703)
              Interest receivable                                     1,041              8,548
       Increase (decrease) in:
              Accounts payable and accrued expenses                (491,107)            97,931
              Due to former shareholder of subsidiary                     -             31,083
              Royalties payable                                      46,526             18,009
              Customer deposits                                           -            (29,427)
              Other current liabilities                                   -             10,900
                                                              --------------     --------------

           Net cash used in operating activities                 (3,245,609)          (591,359)
                                                              --------------     --------------

Cash flows from investing activities:
   Purchase of property and equipment                               (26,671)           (20,900)
   Loans to shareholders and related parties                       (175,000)                 -
   Decrease in notes receivable -
      shareholders and related parties                               61,694             34,900
   Proceeds from judgment receivable                                 45,000                  -
   Acquisition of film                                             (242,563)                 -
                                                              --------------     --------------

           Net cash provided by investing activities               (337,540)            14,000
                                                              --------------     --------------

Cash flows from financing activities:
   Payment of notes payable                                               -            (20,867)
   Proceeds from notes payable - stockholders                        54,500                  -
   Payments on notes payable - stockholders                         (54,500)                 -
   Proceeds from convertible debt                                 3,817,500            150,000
   Proceeds from sale of common stock                                   416              3,726
   Proceeds from additional paid in capital                         152,584            639,786
                                                              --------------     --------------

           Net cash provided by financing activities              3,970,500            772,645
                                                              --------------     --------------

Net increase in cash and cash equivalents                           387,351            195,286

Cash and cash equivalents, beginning of period                      155,063              5,415
                                                              --------------     --------------

Cash and cash equivalents, end of period                      $     542,414      $     200,701
                                                              ==============     ==============

Supplemental disclosure of non-cash investing and financing activities:

During the nine months ended June 30, 2000, the Company issued 3,354,752 shares of common stock for consulting, marketing and professional services having a fair value of $4,113,250.

The Company distributed 99,024 of shares of treasury stock and issued 10,000 shares of common stock for compensation of $32,000 and $12,400, respectively.

The Company recorded a judgment receivable in the amount of $250,000 which represented a legal settlement (see legal actions section of commitments and contingencies notes).


     See accompanying notes to condensed consolidated financial statements.


                                           KANAKARIS WIRELESS AND SUBSIDIARIES
                                   (formerly known as Kanakaris Communications, Inc.)
                     Condensed Consolidated Statement of Changes in Stockholders' Equity (Deficiency)
                                         For the Nine Months Ended June 30, 2000
                                                       (Unaudited)

                           Common Stock Issued     Preferred Stock
                         --------------------- --------------------              Accumulated   Treasury     Stock
                            Shares     Amount    Shares     Amount     APIC        Deficit      Stock    Subscriptions     Total
                         ------------ ------- ------------ ------- ------------ ------------- ---------- ------------- -------------
Balances
September 30, 1999         25,958,050 $25,958    1,000,000 $10,000 $ 7,907,746  $ (8,364,140) $(201,920) $     (1,260) $   (623,616)

   Stock issued for cash:     416,000     416            -       -     152,584             -          -             -       153,000

   Stock issued for:
     Accounts payable          73,516      73            -       -      52,935             -          -             -        53,008
     Compensation              10,000      10            -       -    (157,530)            -    201,920             -        44,400
     Consulting services    1,816,000   1,816            -       -   1,892,209             -          -             -     1,894,025
     Marketing, advertising
       and investor
       relations            1,090,236   1,091            -       -   1,277,126             -          -             -     1,278,217
     Professional
       services               375,000     375            -       -     887,625             -          -             -       888,000

   Converted debentures     3,360,159   3,360            -       -   2,332,765             -          -             -     2,336,125

   Convertible debt -
     financing costs                -       -            -       -   2,977,500             -          -             -     2,977,500

   Net (loss)                       -       -            -       -           -   (10,296,622)         -             -   (10,296,622)
                         ------------ ------- ------------ ------- ------------  ------------ ---------- ------------- -------------

Balances
June 30, 2000              33,098,961 $33,099    1,000,000 $10,000 $17,322,960  $(18,660,762) $       -  $     (1,260) $ (1,295,963)
                         ============ ======= ============ ======= ============ ============= ========== ============= =============

                                See accompanying notes to condensed consolidated
financial statements.

                                                                               6

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (formerly known as Kanakaris Communications, Inc.)
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

Basis of presentation
---------------------

The condensed consolidated financial statements included herein have been prepared by Kanakaris Wireless, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading when read in conjunction with the Company's financial statements for the year ended September 30, 1999. The financial information presented reflects all adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of operations for the three and nine months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year ending September 30, 2000, or any other period.

Business Organization and Activity
----------------------------------

Kanakaris Wireless (formerly Big Tex Enterprises, Inc.) (the "Company") was incorporated in the State of Nevada on November 1, 1991. The Company develops and supplies internet products for electronic commerce and operates a subsidiary which designs and installs modular consoles.

Business Combinations
---------------------

On October 10, 1997 (the "Acquisition Date"), Kanakaris Internetworks, Inc. ("KIW") consummated a Stock Purchase Agreement with the shareholder (the "Seller") of Desience Corporation ("Desience") to purchase 10,000 common shares representing 100% of its issued and outstanding common stock in exchange for a 4% royalty on the gross sales (after collection) of Desience subsequent to the Acquisition Date, to be paid monthly for as long as Desience remains in business or its products are sold. Pursuant to APB 16, since the Seller has no continuing affiliation with the Company, the 4% royalty is accounted for as an increase to goodwill at the date the amount is determinable. KIW will hold harmless the Seller from any claims, causes of action, costs, expenses, liabilities and prior shareholder advances. Immediately following the exchange, Desience became a wholly-owned subsidiary of KIW.

On November 25, 1997, KIW and its stockholders (the ("Stockholders") consummated an acquisition agreement with Big Tex Enterprises, Inc. ("Big Tex"), an inactive public shell with no recent operations at that time, whereby the stockholders sold all of their preferred and common stock, which represented 100% of KIW's issued and outstanding capital stock, to Big Tex in exchange for 7,000,000 shares (6,000,000 common, 1,000,000 preferred) of Big Tex's restricted stock, representing 66.67% of the issued and outstanding common stock and 100% of the issued and outstanding preferred stock of Big Tex, aggregating 75% of the total voting rights (the "Exchange"). Big Tex was founded in 1991 for the purpose of lawful business or enterprise, but had been inactive since 1991. Immediately following the Exchange, the Company changed its name to Kanakaris Communications, Inc., which was subsequently changed to Kanakaris Wireless on June 2, 2000.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries Kanakaris Internetworks, Inc. and Desience Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Earnings Per Share
------------------

Earnings per share are computed using the weighted average of common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share".

NOTES RECEIVABLE SHAREHOLDERS AND RELATED PARTIES
-------------------------------------------------

During the three months ended June 30, 2000, the Company issued $175,000 of notes to two stockholders. Principal and interest is due prior to May 2001.

COMMITMENTS AND CONTINGENCIES
-----------------------------

Leases
------

On October 8, 1998 the Company, as subtenant, entered into a sublease agreement with the existing tenant commencing on October 15, 1998. The term of the sublease is through and including the end of the original term of the tenant's lease of the premises, which is August 20, 2000. The monthly rent on this sublease is $1,512 through August 20, 1999 at which time it increased to $1,579 a month until August 20, 2000. Upon the termination of this lease, the Company will lease the facilities on a month-to-month basis.

Legal Actions
-------------

On August 5, 1999, the Company filed a complaint in the Los Angeles Superior Court against its former securities attorney along with 20 unnamed defendants claiming damages for breach of contract, conversion fraud and deceit and negligence. This complaint arises out of the alleged transfer of certain funds without the Company's authorization to an unknown entity by named and possible unnamed defendants. In January of 2000, this complaint was settled for $250,000, receivable over a 3 year period, at $5,694 per month.

On September 15, 1999, an individual filed a complaint against the Company and the executive who is the Chairman of the Board, President and Chief Executive Officer in Los Angeles Superior Court alleging breach of contract and fraud. The fraud claim was based primarily on alleged misrepresentation and concealment involving a consulting agreement between the Company and the individual. The individual alleged that he is entitled to certain stock options, of which 75% of the option price allegedly is already deemed paid in exchange for services allegedly rendered to the Company. The individual is attempting to exercise the options for the purchase of a certain number of shares to which he claims to be entitled pursuant to the agreement. The Company has engaged counsel to analyze the complaint and vigorously defend the Company against all of the claims. The case has been submitted for mediation, and a hearing is scheduled for August 31, 2000. The claim against the Company executive has been dismissed.

On October 14, 1999, an Illinois corporation filed suit against the Company and the Company's stock transfer agent and registrar, in the Circuit Court of Cook County, Illinois. The case was removed to the United States District Court for the Northern District of Illinois, Eastern Division. In the complaint, the Illinois Corporation sought damages in excess of $50,000 under breach of contract and various other state law theories in connection with the Company's unwillingness to permit them to transfer shares of the Company's common stock held by the Illinois Corporation. The Company believes that the shares were wrongfully converted by a predecessor to the Illinois Corporation. The Company engaged counsel to analyze the complaint and vigorously defend the Company against all claims. The Company has counterclaimed and commenced a third-party action against affiliates of the Illinois Corporation. A separate action was filed in Utah, but the Utah court stayed in favor of the action currently pending in Illinois. The United States District Court is currently holding the stock at issue until the dispute is resolved.

In the normal course of business, there may be various other legal actions and proceedings pending which seek damages against the Company. Management believes that the amounts if any, that may result from these claims, will not have a material adverse effect on the financial statements.

Letters of Intent
-----------------

On November 1, 1999 the Company signed a Memorandum of Understanding with SyCoNet.Com, Inc. ("SyCoNet"). SyCoNet will make available all properties which it has internet online distribution rights to, both now and in the future, for direct over-the internet delivery by the Company. The Company will incur encoding and bandwidth charges for those properties which it exercises its option to deliver over the internet, and will pay SyCoNet 70% of the online access gross fees and 25% of the product specific gross advertising fees pertaining to this product.

On November 9, 1999, the Company signed a Memorandum of Understanding with Lain International ("Lain"). Lain will make available to the Company all Spanish language, Spanish dubbed and Spanish sub-titled films for which it has internet distribution rights. The Company will create a KKRS web channel devoted exclusively to these titles. The Company will maintain web visit status, accounting, and will pay Lain its royalties on at least a quarterly basis, an amount of 50% of the gross share of advertising, subscription and pay-per-view fees for the channel devoted to Lain films, minus 50% of encoding, bandwidth and advertising charges.

License Agreement
-----------------

On February 18, 1999, the Company entered into a License Agreement ("Agreement") with ION Systems, Inc. ("ION"), a Missouri corporation. The Agreement is through December 31, 2004, and thereafter will be renewed automatically for additional renewal terms of five years each, ending on December 31 of each fifth year. Under the terms of the Agreement, ION grants to the Company a license to use its products, the E*Web and the X*Maker computer software enabling the secure downloading and viewing of web sites, for or in connection with the Company's web sites. The two parties agreed that the software may be used solely for the publishing, displaying, promoting, marketing, offering and selling for a fee of certain specified book categories as well as of products or services listed in the books published. The aforementioned activities are meant to be offered directly to customers and end users using the facilities of a web site. No geographic or territorial restrictions apply to the use of the software. The agreed fee for each book conversion performed by ION will be $100, and the royalties for each book sale and product sale shall be 12% and 5%, respectively, of the gross revenue. Furthermore, ION shall have the right to buy 100,000 shares of the Company's common stock at a price of $0.30 per share at any time between June 1, 1999 and December 31, 2005, 175,000 shares at $.01 until May 1, 2003, and 87,500 shares at $1.295 until May 1, 2003.

In addition, on May 23, 2000, the Company agreed to pay ION $55,000 for software which will provide for the sale of electronic books online. As of June 30, 2000, the required payment under this agreement was paid and charged to cost of sales account.

Service Agreements
------------------

The Company signed an agreement with ValueClick in January of 2000 whereby ValueClick will drive advertisers to the Kanakaris web site. The Company receives $.20 each time a customer clicks on a ValueClick-served ad. The Company will also receive $.03 per click whenever a customer clicks on a KKRS-referred web site.

In February 2000, the Company entered into an agreement with Wave Systems Corp., which provides the transactional capability to enable Kanakaris Wireless to implement the subscription and pay-per-view revenue collection portion of its Internet based business plan.

On March 1, 2000, the Company entered into a one-year agreement with Sonar Network, (a business unit of DoubleClick, Inc. to sell media space on the Company's various web sites for the display of advertising. The Company will receive fifty percent (50%) of the net revenues generated from the sale of advertisement.

In June 2000, the Company entered into a one year agreement with the Fortino Group, Inc. Based upon the terms of the contract, the Fortino Group will provide media relations services in connection with the marketing and promotion of the Company's business, products and/or services. The Company will pay approximately $300,000 for these services. As of June 30, 2000, $100,000 of this amount has been paid and charged to operations.

Internet Data Center Services Agreements
----------------------------------------

Effective August 9, 1999, the Company entered into an agreement with Microsoft Corporation whereby Microsoft will promote certain of the Company's web sites in consideration for the Company's promotion of specified Microsoft Windows Media Technology on the Company's web sites through December 30, 2001. No expense or income has been recorded by the Company relating to this agreement because under APB No. 29, Accounting For Non-monetary Transactions, the fair values of such web site promotions are not determinable within reasonable limits.

On August 23, 1999, the Company entered into a one-year agreement with ScreamingMedia, Inc. to receive daily customized content update for the Company's web site. Under the terms of this agreement, the Company will pay ScreamingMedia $12,000, of which $3,000 was paid in August 1999. The balance of $9,000 is payable in twelve monthly installments of $750.

On November 17, 1999, and effective December 7, 1999, the Company entered into an agreement with Microsoft Corporation. Microsoft will assist the Company with the development of an audio/video enhanced Website which delivers timely and relevant audiovisual content using Windows Media Technologies in a broadband network infrastructure.

On March 6, 2000, the Company entered into a one year Jumpstart Program Agreement with Microsoft whereby Microsoft will assist the Company with the development of an audio/video enhanced Web site which delivers timely and relevant audio/visual content. No expense or income has been recorded by the Company relating to this agreement because under APB No. 29, Accounting For Non-monetary Transactions, the fair values of such web site promotions are not determinable within reasonable limits.

On March 10, 2000 the Company entered into a Webcast Distribution agreement with iBeam Broadcasting Corporation ("iBeam"). iBeam will distribute and promote certain portions of Kanakaris content and Internet web sites.

On April 20, 2000 the Company entered into a distribution agreement with John Clark for the Internet distribution rights to his book "Dead Angel" which pertain to Clark's relationship to Jerry Garcia. Kanakaris will pay $7,000 to support completion of the book and $6,000 in expenses for promotional interviews with Cliff Garcia and others as well as a promotional party to be webcast on the Kanakaris web site and made into a videotape.

In consideration of this Clark agrees to pay to the Company in perpetuity a 50% royalty of the gross sales of the book on the Internet and for two years to pay to the Company 50% of all royalties generated by the book, and the interview and party video, as well as all other ancillary rights.

In June of 2000, the Company entered into a six month agreement with Stockcom International, Inc. whereby the Company will receive various advertisement services in exchange for $28,000, $4,000 due upon signing and $4,000 per month thereafter.

In May of 2000, the Company entered into an agreement with Meiselman-Rede Media Group ("MRMG"). Based upon the terms of the agreement, the Company paid MRMG $100,000 in exchange for the future Internet distribution rights to the first sixteen (16) two (2) minute duration episodes of a project known as Paris Falls. The $100,000 payment has been accounted for as a prepaid expense since the Company has not received any of the episodes as of June 30, 2000.

Internet Content Provider Agreements
------------------------------------

Effective August 1, 1999, the Company entered into an agreement with InXsys Corporation ("InXsys") granting the Company the right to incorporate InXsys's Aggregated ClassiFIND On-Line Classifieds, and Buy Sell Bid On-Line Personals co-branded services as revenue-generating and traffic-building content within the Company's web site by placement of one or more hotlinks and/or banners to the InXsys sites. Under the terms of this agreement, the Company shall receive a referral commission equal to a percentage, as defined in the agreement, of the net user fees collected.

On May 29, 2000, the Company entered into an agreement with Tribune Media Services, Inc. ("TMS"). Under the agreement TMS will provide movie title and background information to be viewed in conjunction with the Company's on line movies. The agreement is for 600 movies for a fee of $2.50 per movie.

Letter of Intent - Financial Services
-------------------------------------

On October 21, 1999, the Company entered into an agreement with eConnect to enter into a joint venture and strategic alliance to be called Internet Cash Programming ("ICP"). ICP will enable the consumer the ability to purchase programming by Same-as-Cash, or by Enhanced Credit Card payments. ICP shall be formed as a Nevada Corporation and shall authorize 1,000,000 shares of stock of which the Company will receive 400,000 shares, eConnect will receive 400,000 shares and 200,000 shares will remain in ICP treasury. The Company shall retain managing control of ICP. All profits of ICP will be equally split between eConnect and the Company.

REVOLVING LINE OF CREDIT
------------------------

On February 25, 1999, the Company entered into a Revolving Line of Credit Agreement (the "Agreement") with Alliance Equities Inc. ("Alliance"), a Florida-based venture capital firm which expires December 10, 2001. Under the terms of the Agreement, Alliance has made available a $7 million revolving line of credit with interest on the unpaid principal at 10% per annum. The funds from the line of credit will enable the Company to pursue current Internet opportunities and commerce development. Under the terms of the Agreement the Company may draw up to $500,000 per month on the total line of credit upon written request by the Company to the lender. Additionally the parties have agreed that any portion of the indebtedness may be paid back by the Company either with cash or by the issuance of common stock. Furthermore, in a separate memorandum of agreement the two parties agreed that Alliance will provide ongoing consulting services to the Company including, but not limited to, strategic growth advice and introductions, marketing advice, and business ideas. Alliance will be compensated for these services at the option of the Company either in cash, or through the issuance of stock or credit towards the purchase of stock.

STOCK OPTION PLAN
-----------------

In May 2000, the Board of Directors and stockholders approved a stock option plan (the "2000 Plan"). The 2000 Plan is designed to offer an incentive-based compensation system to employees, officers and directors of the Company, and to employees of companies which do business with Company. The 2000 Plan provides for the grant of incentive stock options and non-qualified stock options. A total of 3,000,000 shares of common stock are authorized for issuance under the Plan. In May 2000, the Company granted to various officers, directors and employees options to purchase an aggregate of 2,037,500 shares of common stock under the 2000 Plan. (See subsequent events notes.)

NON-QUALIFIED STOCK OPTIONS
---------------------------

On December 31, 1999 the Company granted 4,220,000 non-qualified options at a price of $.52 which will expire on December 31, 2009. 3,645,000 options were granted to officers and 575,000 options were granted to certain shareholders. The option price of a share of stock was the fair market value on the day of grant.

On January 13, 2000 the Company granted 330,000 non-qualified options to two shareholders of the Company at a price of $1.31 which will expire on January 13, 2010. The option price of a share of stock was the fair market value on the day of grant.

CONVERTIBLE DEBT
----------------

Alliance Equities
-----------------

In order to provide working capital and financing for the Company's expansion, on August 5, 1999 the Company entered into an agreement with Alliance Equities (the "Purchaser") whereby the Purchaser acquired $520,000 of the Company's 10% Convertible Subordinated Debentures, due August 4, 2000.

The debentures contained a contingency provision whereby, if the Company issued common stock at a price less than both the fixed conversion price and the then market price on the date of issuance, the fixed conversion price would be adjusted as stipulated in the agreement. Pursuant to the Rules and Regulations of the Securities and Exchange Commission regarding beneficial conversion features, the Company has expensed as financing costs any excess of the fair market value of the common stock at the debenture issuance date over the fixed conversion price, which amounted to $130,000. There is no amortization period for these financing costs since the debentures were convertible immediately upon issuance.

On January 5, 2000 the Company filed an amended registration statement on Form SB-2 whereby 866,667 shares were registered for resale by Alliance Equities. This registration statement was declared effective by the Securities and Exchange Commission on January 11, 2000. Subsequently, these convertible debentures were converted into common stock. These shares were carried over onto a subsequent registration statement on Form SB-2 that was declared effective by the SEC on July 5, 2000.

DEBENTURE INVESTORS
-------------------

In order to provide working capital and financing for the Company's expansion, on September 27, 1999 the Company entered into an agreement with certain investors (the "Purchaser") whereby the Purchaser acquired $550,000 of the Company's 10% Convertible Subordinated Debentures, due September 29, 2000.

The debentures contained a contingency provision whereby, if the Company issued common stock at a price less than both the fixed conversion price and the then market price on the date of issuance, the fixed conversion price would be adjusted as stipulated in the agreement. Pursuant to the Rules and Regulations of the Securities and Exchange Commission regarding beneficial conversion features, the Company has expensed as financing costs any excess of the fair market value of the common stock at the debenture issuance date over the fixed conversion price, which amounted to $357,500. There is no amortization period for these financing costs since the debentures were convertible immediately upon issuance.

On January 5, 2000 the Company filed an amended registration statement on Form SB-2 whereby 916,667 shares were registered for resale by the Purchaser. This registration statement was declared effective by the Securities and Exchange Commission on January 11, 2000. Subsequently, these convertible debentures were converted into common stock.

In order to provide working capital and financing for the Company's expansion, on February 4, 2000 the Company entered into an agreement with certain investors (the "Purchaser") whereby the Purchaser acquired $1,000,000 of the Company's 10% Convertible Debentures, due February 1, 2001. The Purchaser also acquired warrants to purchase an aggregate of 300,000 shares of common stock at an initial exercise price of $1.90 per share.

The debentures are convertible into common stock at a rate equal to the lowest of $.97 or 66.66% of the average closing bid price for the common stock during the 20 trading days immediately preceding the conversion date. The debentures contain a contingency provision whereby, if the Company issues common stock at a price less than both the fixed conversion price and the then market price on the date of issuance, the fixed conversion price shall be adjusted as stipulated in the agreement. Pursuant to the Rules and Regulations of the Securities and Exchange Commission regarding beneficial conversion features, the Company has expensed as financing costs any excess of the fair market value of the common stock at the debentures issuance date over the conversion price, which amounted to $925,000. There is no amortization period for these financing costs since the debentures were convertible immediately upon issuance.

On March 3, 2000 the Company filed a registration statement on Form SB-2 whereby 2,568,046 shares were being registered for resale by the Purchaser. This registration statement was declared effective by the Securities and Exchange Commission on March 27, 2000. Subsequently, all of these debentures have been converted into common stock.

In order to provide working capital and financing for the Company's expansion, in April 2000 the Company entered into an agreement with certain investors (the "Purchaser") whereby the Purchaser acquired $3,000,000 of the Company's 10% Convertible Debentures, due May 1, 2001. The Purchaser also acquired warrants to purchase an aggregate of 900,000 shares of common stock at an initial exercise price of $1.90 per share. The Company has filed a registration statement on Form SB-2 whereby the shares of common stock underlying the debentures and warrants were registered for resale by the Purchaser. As of June 30, 2000, $250,000 of these debentures and interest thereon were converted into 390,622 shares of the Company's common stock.

The debentures are convertible into common stock at a rate equal to the lowest of $.97 or 66.66% of the average closing bid price for the common stock during the 20 trading days immediately preceding the conversion date. The debentures contain a contingency provision whereby, if the Company issues common stock at a price less than both the fixed conversion price and the then market price on the date of issuance, the fixed conversion price shall be adjusted as stipulated in the agreement. Pursuant to the Rules and Regulations of the Securities and Exchange Commission regarding beneficial conversion features, the Company has expensed as financing costs any excess of the fair market value of the common stock at the debentures issuance date over the conversion price, which amounted to $1,760,000. There is no amortization period for these financing costs since the debentures were convertible immediately upon issuance.


SEGMENT INFORMATION
-------------------
                                          Internet         Modular
                                          Commerce         Consoles          Total
                                       -------------    -------------    -------------
For the nine months ended June 30:

1999
----
   Revenues                            $     31,048     $    741,119     $    772,167
   Segment profit (loss)                 (2,281,492)         128,031       (2,153,461)
   Total assets                             737,348          282,641        1,019,989
   Additions to long-lived assets            20,900                -           20,900
   Depreciation and amortization             20,833            1,650           22,483

2000
----
   Revenues                            $     16,843     $    236,269     $    253,112
   Segment (loss)                       (10,209,535)         (87,087)     (10,296,622)
   Total assets                           1,983,588           39,238        2,022,826
   Additions to long-lived assets            24,515            2,156           26,671
   Depreciation and amortization             13,533            2,295           15,828

For the three months ended June 30:

1999
----
   Revenues                            $      5,833     $    410,135     $    415,968
   Segment profit (loss)                 (1,500,974)         130,671       (1,370,303)
   Total assets                             737,348          282,641        1,019,989
   Additions to long-lived assets            20,494                -           20,494
   Depreciation and amortization             18,589              550           18,039

2000
----
   Revenues                            $      5,835     $     46,135     $     51,970
   Segment profit (loss)                 (4,815,727)         (42,939)      (4,858,666)
   Total assets                           1,983,588           39,238        2,022,826
   Additions to long-lived assets            16,680            2,156           18,836
   Depreciation and amortization              8,141            1,530            9,671


YEAR 2000 COMPLIANCE
--------------------

The Company is aware of the issues associated with the programming code in existing computer systems caused by the arrival of the millennium ("Year 2000"). Year 2000 issues may affect the Company's products as the products are primarily computer related. The Company's products have been developed and tested with regard to Year 2000 compliance. All products were deemed to be Year 2000 compliant. The costs of such development and testing and validating were minimal and absorbed as part of the Company's normal quality control procedures. We have not experienced any significant problems as a result of the arrival of the Year 2000. Although no significant problems have materialized to date, we will continue to monitor our systems throughout the Year 2000.

PREFERRED STOCK
---------------

At a special meeting of the Company's stockholders held on May 24, 2000, the holders of the Company's convertible preferred stock and common stock agreed to amend the Company's Articles of Incorporation so that the voting rights of the convertible preferred stock were increased from 3 votes per share to 20 votes per share. As a result of this increase in voting rights, the Chairman of the Board, who is President and Chief Executive Officer, became entitled to exercise voting control over the Company.

SUBSEQUENT EVENTS
-----------------

Letter of Intent
----------------

On August 3, 2000, the Company executed a non-binding letter of intent relating to the acquisition of all of the outstanding shares of stock of PCS Link, Inc., a California Corporation dba Greenwood & Hall. The letter of intent provides, among other things, that the Company would issue 3,000,000 shares of restricted common stock to the sellers at the closing and would be obligated to issue an additional 2,000,000 shares of restricted common stock approximately one year later if certain performance criteria were met. In addition, the letter of intent provides that the Company would be required to provide Greenwood & Hall with working capital of $1,200,000 over the next twelve months.

Stock option plan
-----------------

Effective August 2, 2000, the Company's board of directors approved the grant to various officers, directors and employees of options to purchase up to 962,500 shares of common stock pursuant to the Company's 2000 Plan.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The information in this supplement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbors created thereby.

         We have incurred significant losses since our inception. As of June 30, 2000, we had an accumulated deficit of $18,660,762. We expect to incur substantial operating losses for the foreseeable future. Our results of operations have been and may continue to be subject to significant fluctuations. The results for a particular period may vary due to a number of factors, many of which are beyond our control, including:

         o the timing and nature of revenues from our Internet and e-commerce businesses and data control console product sales that are recognized during any particular quarter;
         o the impact of price competition on our average prices for our products and services;
         o market acceptance of new product or service introductions by us or our competitors;
         o        the timing of expenditures in anticipation of future sales;
         o        product returns;
         o        the financial health of our customers;
         o the overall state of the Internet and e-commerce industries and the data control console industry; and
         o        economic conditions generally.

         Any of these factors could cause operating results to vary significantly from prior periods and period-to-period. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Fluctuations in our operating results could cause the price of our common stock to fluctuate substantially.

         The information contained in this report is not a complete description of our business or the risks associated with an investment in our company's common stock. Before deciding to buy or maintain a position in our common stock, you should carefully review and consider the various disclosures made by us in this report and in other materials we have filed with the Securities and Exchange Commission, including our Form SB-2/A No. 1 dated June 30, 2000 (and, in particular, in the "Risk Factors" section therein), that discusses our business in greater detail and that also discloses various risks, uncertainties and other factors that may affect our business, results of operations or financial condition.

         Assumptions relating to the forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately, and many of which are beyond our control. In addition, our business and operations are subject to significant risks which increase the uncertainty inherent in the forward-looking statements. In light of this, the inclusion of forward-looking information should not be regarded as a representation or guarantee by us or any other person that our objectives or plans will be achieved.

OVERVIEW

         We are an Internet-based provider of online delivery of films and books. Our Internet web site, www.KKRS.Net, is the portal to all of the proprietary content and web sites of our company. Our films are accessible by Internet users at access rates from 56K to broadband. We have over 300 on-demand movies available with full-screen scalability and television quality. We have over 400 books online available. The books feature re-sizable type, the ability to turn pages without scrolling and the ability to search by word or phrase. In August 2000, we introduced a unique system whereby authors and publishers may interactively post books online for secure Internet distribution.

         In addition to our Internet and e-commerce businesses, we design, manufacture and install ergonomic data control console systems for high-end computer command centers used by governmental agencies and Fortune 500 and other companies. Our customers include NASA, the Federal Bureau of Investigation, the United States Navy, Bank of America, Mitsubishi and many others.

         Our company is a Nevada corporation that was incorporated on November 1, 1991 and is the sole stockholder of Kanakaris InternetWorks, Inc. Kanakaris InternetWorks, Inc. is the sole stockholder of Desience Corporation. Our common stock is currently traded on the OTC Bulletin Board under the ticker symbol "KKRS."

         To date, substantially all of our revenues have been derived through sales of our data control console systems. Our current business strategy includes expansion of our data control console business and a significant emphasis upon developing and expanding our Internet and e-commerce businesses. In that regard, we anticipate deriving revenue from, among other sources:

         o sales of online, downloaded and print books and other written materials;
         o   movie subscription and pay-per-view fees; and
         o   advertising fees.

         We expect to continue to place significant emphasis upon the further development and expansion of our Internet and e-commerce businesses. We expect to increase our sales and marketing expenses in the near term. We intend to increase our marketing efforts substantially in order to develop awareness and brand loyalty for our Internet-based products and services and to generate revenues from those who visit our Internet sites. These marketing efforts will require a considerable effort on our part.

         We also intend to continue to invest in the development of new products and services, complete the development of our products and services currently under development and expand our network. Toward those goals, in July 2000, we entered into a non-binding letter of intent to purchase all of the outstanding shares of stock of PCS Link, Inc., a California corporation dba Greenwood & Hall.

         Greenwood & Hall is an e-commerce company that, if the acquisition is consummated, would provide sales, customer service and fulfillment support for our emerging Internet-based products and services. In addition, if the acquisition is consummated, the acquisition would result in an expansion of our business model to include an existing network of Internet points-of-presence at over 70 locations in major cities across the United States.

         The letter of intent provides, among other things, that we would issue 3,000,000 shares of restricted common stock to the sellers at the closing of the transaction and would be obligated to issue up to an additional 2,000,000 shares of restricted common stock approximately one year later if certain performance criteria were met. In addition, we would be required to provide Greenwood & Hall with working capital of $1,200,000 over the next twelve months.

         In anticipation of the proposed acquisition, we have begun to use a 23,000 square-foot headquarters facility managed by Greenwood & Hall, which facility includes a 24-hour, 7-day-a-week e-support organization. We are in the process of conducting due diligence and negotiating a definitive agreement with Greenwood & Hall. However, there can be no assurance that the proposed acquisition will be consummated in the time frame and upon the terms set forth in the letter of intent, if at all.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THREE MONTHS ENDED JUNE 30, 1999

         NET SALES. Net sales decreased $363,998 or 87%, from $415,968 for the three months ended June 30, 1999 to $51,970 for the three months ended June 30, 2000. The portion of net sales derived from our e-commerce businesses increased $2 or .03%, from $5,833 for the three months ended June 30, 1999 to $5,835 for the three months ended June 30, 2000. The portion of our net sales derived from the sales of our data control console systems decreased $364,000 or 89%, from $410,135 for the three months ended June 30, 1999 to $46,135 for the three months ended June 30, 2000. This decrease was primarily due to a decrease in sales of our OPCON Modular System, which we believe to be a result of fluctuations in the timing of orders for our products. Budget constraints and delayed receipt of expected funding by some prospective clients have caused hold ups in placements of orders for our OPCON Modular System. Current pending proposals that may become orders are in excess of $400,000. In an effort to increase sales of our data control consoles, on June 30, 2000 we hired two exclusive sales representatives. In addition, we recently launched a new marketing campaign and engaged the services of a state-of-the-art OEM manufacturer.

         GROSS PROFIT (LOSS). Gross profit decreased $108,076 or 81%, from a gross profit of $133,538 for the three months ended June 30, 1999 to a gross profit of $25,462 for the three months ended June 30, 2000. This decrease in gross profit was due primarily to the decrease in total sales noted above, and due also in part to the increased cost of purchasing intangible movie rights for use on our web sites.

         OPERATING EXPENSES. Total operating expenses increased $959,778 or 63%, from $1,517,945 for the three months ended June 30, 1999 to $2,477,723 for the three months ended June 30, 2000. This increase in total operating expenses was due primarily to an increase in marketing, advertising and investor relations costs. Consulting fees decreased $299,773 or 31%, from $977,233 for the three months ended June 30, 1999 to $677,460 for the three months ended June 30, 2000. Marketing, advertising and investor relations costs increased $1,098,040 or 1,131%, from $106,498 for the three months ended June 30, 1999 to $1,204,538 for the three months ended June 30, 2000, primarily due to our initial consumer and trade advertising. Professional fees decreased $7,459 or 3%, from $226,815 for the three months ended June 30, 1999 to $219,356 for the three months ended June 30, 2000. Each of these operating expenses was paid primarily through the issuance of shares of our common stock to the service provider.

         OTHER EXPENSE. Other expense increased $2,420,509, from $14,104 of income for the three months ended June 30, 1999 to $2,406,405 of expense for the three months ended June 30, 2000. This increase in other expense was due to the financing cost of issuing stock through convertible debentures.

         NET LOSS. Net loss increased $3,488,363 or 354%, from $1,370,303 for the three months ended June 30, 1999 to $4,858,666 for the three months ended June 30, 2000. This increase in net loss is due to a combination of decreased sales, decreased gross profit, increased operating expenses, and increased other expense, as discussed above.

NINE MONTHS ENDED JUNE 30, 2000 COMPARED TO NINE MONTHS ENDED JUNE 30, 1999

         NET SALES. Net sales decreased $519,055 or 67%, from $772,167 for the nine months ended June 30, 1999 to $253,112 for the nine months ended June 30, 2000. The portion of net sales derived from our e-commerce businesses decreased $14,205 or 46%, from $31,048 for the nine months ended June 30, 1999 to $16,843 for the nine months ended June 30, 2000 due primarily to a concentration on web site development preparing for the availability of subscription, pay-per-view and partner web programs. The portion of our net sales derived from the sales of our data control console systems decreased $504,850 or 68%, from $741,119 for the nine months ended June 30, 1999 to $236,269 for the nine months ended June 30, 2000. This decrease was primarily due to a decrease in sales of our OPCON Modular System, which we believe to be a result of fluctuations in the timing of orders for our products. Budget constraints and delayed receipt of expected funding by some prospective clients have caused hold ups in placement of orders for our OPCON Modular System. Current pending proposals that may become orders are in excess of $400,000. In an effort to increase sales of our data control consoles, on June 30, 2000 we hired two exclusive sales representatives. In addition, we recently launched a new marketing campaign and engaged the services of a state-of-the-art OEM manufacturer.

         GROSS PROFIT. Gross profit decreased $238,202 or 83%, from $286,895 for the nine months ended June 30, 1999 to $48,693 for the nine months ended June 30, 2000. This decrease in gross profit was due in part to the decrease in total sales noted above, and due also in part to the increased cost of purchasing movie rights for use on our web sites.

         OPERATING EXPENSES. Operating expenses increased $4,515,456 or 284%, from $2,452,368 for the nine months ended June 30, 1999 to $6,967,824 for the nine months ended June 30, 2000. This increase was due primarily to an increase in consulting fees, marketing, advertising and investor relations costs, and professional fees. Consulting fees increased $1,383,322 or 116%, from $1,195,873 for the nine months ended June 30, 1999 to $2,583,195 for the nine months ended June 30, 2000, primarily due to strategic expansion. Marketing, advertising and investor relations costs increased $1,836,030 or 813%, from $257,270 for the nine months ended June 30, 1999 to $2,093,300 for the nine months ended June 30, 2000, primarily due to our initial consumer and trade advertising. Professional fees increased $941,199 or 338%, from $393,815 for the nine months ended June 30, 1999 to $1,335,014 for the nine months ended June 30, 2000, primarily due to increased scope of our development, including becoming a fully reporting company, resulting in higher legal and accounting fees. Each of these operating expenses was paid primarily through the issuance of our common stock to the service provider.

         OTHER EXPENSE. Other expense increased $3,389,503, from income of $12,012 for the nine months ended June 30, 1999 to expense of $3,377,491 for the nine months ended June 30, 2000. This increase was due primarily to the financing cost of issuing stock through convertible debentures.

         NET LOSS. Net loss increased $8,143,161 or 478%, from $2,153,461 for the nine months ended June 30, 1999 to $10,296,622 for the nine months ended June 30, 2000. This increase is due to a combination of decreased sales, decreased gross profit, increased operating expenses, and increased other expense, as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

         From February 25, 1997 through June 30, 2000, we funded our operations primarily from equity investments through private placements of our securities, including our convertible debentures, proceeds from our line of credit, and revenue generated from our operations.

         As of June 30, 2000, we had a negative working capital of $2,101,441 and an accumulated deficit of $18,660,762. As of that date, we had $542,414 in cash and cash equivalents, $44,395 in accounts receivable, and $205,000 in a judgment receivable. We also had accounts payable of $442,103 and $2,750,000 of convertible debentures, of which $120,000 and $180,000 of the principal amount plus interest on such amounts were converted into shares of common stock in July 2000 and August 2000, respectively.

         Cash used in our operating activities totaled $3,245,609 for the nine months ended June 30, 2000 and $1,814,050 for the three months ended June 30, 2000. Cash used by our investing activities totaled $337,540 for the nine months ended June 30, 2000 and $421,399 for the three months ended June 30, 2000.

         Cash provided by our financing activities totaled $3,970,500 for the nine months ended June 30, 2000 and $2,557,001 for the three months ended June 30, 2000. We raised $3,817,500 of the cash provided by financing activities during the nine months ended June 30, 2000 and $2,569,000 of the cash provided by financing activities during the three months ended June 30, 2000 from the issuance of our convertible debentures.

         On February 25, 1999, we obtained a $5,000,000 revolving line of credit from Alliance Equities. On April 7, 1999, this line of credit was increased to $7,000,000. The February 25, 1999 agreement memorializing our arrangement with Alliance Equities provides that a definitive agreement is to be negotiated within seven days of that date. Prior to December 10, 1999, the parties had not finalized a definitive agreement and had operated under the February 25, 1999 agreement as amended by the April 7, 1999 amendment. On December 10, 1999, the parties executed a definitive agreement relating to the revolving line of credit. The agreement provides that our company may draw up to $500,000 per month on the line of credit, up to a maximum aggregate borrowing of $7,000,000. Interest accrues at the rate of 10% per annum, with unpaid principal and accrued interest due at maturity on December 10, 2001, unless the line of credit is terminated earlier by mutual agreement of the parties upon 30 days' prior written notice, is prepaid by us or is converted into shares of our common stock by us, by the lender or automatically upon the happening of certain events.

         At any time or times prior to maturity, our company may convert any portion of the unpaid principal balance into shares of our common stock, or the lender may convert up to 50% of the unpaid principal balance, at a conversion price equal to the average market price for our common stock for the 30 days prior to the conversion. The unpaid principal balance of the line of credit is automatically convertible into shares of our common stock if we fail to pay the unpaid principal and interest due at maturity, at a conversion price equal to the average market price for our common stock for the 30 days prior to the conversion. Alternatively, the unpaid principal balance of the line of credit is automatically convertible into shares of our common stock if we close a financing in which the aggregate gross proceeds received by us equal or exceed $7,000,000, in which case a total of 50% of the entire original line of credit amount (which is the aggregate of amounts previously converted at that time plus non-converted amounts equaling a maximum of 50% of the entire original line of credit amount) will be converted at a conversion price equal to the average market price of our common stock as exists thirty days prior to such automatic conversion.

         In January 2000, our convertible debentures that were outstanding as of December 31, 1999 were converted into an aggregate of 1,783,334 shares of our common stock.

         In February 2000, we issued $1,000,000 of our 10% Convertible Debentures due February 1, 2001, which were accompanied by warrants to purchase up to 300,000 shares of common stock. The net proceeds of that offering, after the payment of finder's fees and before the payment of other related expenses, were $870,000. In March and April 2000, $750,000 of the principal amount plus interest was converted into shares of common stock. In June 2000, the remaining $250,000 of the principal amount plus interest was converted into shares of common stock.

         In April 2000, we issued $3,000,000 of our 10% Convertible Debentures due May 1, 2001, which were accompanied by warrants to purchase up to 900,000 shares of common stock. The net proceeds of that offering, after the payment of finder's fees and before the payment of other related expenses, were $2,610,000. The shares of common stock underlying the debentures and warrants were registered for resale by the purchasers. The debenture purchase documents provide that the purchasers will be obligated to purchase, and we will be obligated to issue, additional debentures in the aggregate principal amount of $3,000,000, together with warrants to purchase an aggregate of 900,000 shares of common stock, within 45 days following the date that the registration statement covering the shares of common stock underlying the debentures and warrants is declared effective by the Securities and Exchange Commission, if certain conditions relating to the market price of our common stock are met. As of August 4, 2000, $550,000 of the principal amount plus certain interest payments had been converted into shares of common stock.

         In August 2000, we entered into the letter of intent described above with Greenwood & Hall. If our proposed acquisition of Greenwood & Hall is consummated on the terms set forth in the letter of intent, we will be obligated to, among other things, provide Greenwood & Hall, as our subsidiary, with working capital of $1,200,000 over a period of twelve months.

         We believe that current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including our revolving line of credit with Alliance Equities, will be adequate to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. If, however, our capital requirements or cash flow vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. Failure to raise necessary capital could restrict our growth, limit our development of new products and services or hinder our ability to compete.


                            LEGAL PROCEEDINGS

         On September 15, 1999, Robert Adams filed a complaint against our company and our Chairman of the Board, President and Chief Executive Officer, Alex Kanakaris, individually, in Los Angeles Superior Court (Case No. LC050023) alleging breach of contract and fraud. Mr. Adams based his fraud claim primarily on alleged misrepresentations and concealment involving a consulting agreement between our company and Mr. Adams. Mr. Adams alleged that he is entitled to certain stock options, of which 75% of the option price allegedly is already deemed paid in exchange for services allegedly rendered by Mr. Adams to our company. Mr. Adams is attempting to exercise the options for the purchase of a certain number of shares to which he claims to be entitled pursuant to the agreement. The claims against Mr. Kanakaris individually have been dismissed. We engaged counsel to analyze the complaint and vigorously defend us against all of Mr. Adams' claims. Although the parties have submitted their dispute for mediation, Mr. Adams filed a motion for summary judgment in Los Angeles Superior Court on April 28, 2000. A hearing on the motion is scheduled for August 31, 2000, and mediation has been set for August 21, 2000.

         On October 14, 1999, Institutional Management, Inc., an Illinois corporation, filed suit against our company and Alpha Tech Stock Transfer & Trust Company, our stock transfer agent and registrar, in the Circuit Court of Cook County, Illinois (Case No. 99L 011509). The case was removed to the United States District Court for the Northern District of Illinois, Eastern Division (Case No. 99C 7100). In the complaint, Institutional Management sought damages in excess of $50,000 under breach of contract and various other state law theories in connection with our unwillingness to permit them to transfer shares of our company's common stock held by Institutional Management. We believe that the shares were wrongfully converted by a predecessor to Institutional Management. We have engaged counsel to vigorously defend us against all of Institutional Management's claims.

         We have also counterclaimed against Institutional Management and commenced a third-party action against the Institutional Management affiliates, namely Power Media Group, Pinnacle Management, Inc., and Frank Custable. In our counterclaim and cross-claims, we have sought injunctive relief to block any further transfer of the converted shares held by any of the aforementioned parties, and damages for, among other things, breach of a consulting agreement, for fraud, conversion and for unjust enrichment. We intend to vigorously pursue all available remedies against the aforementioned parties.

         Institutional Management, Pinnacle and Power Media countered by attempting to assert claims against us in a separate action in Utah. In the Utah action, the parties were challenging our right to block their transfer of the stock at issue and attempting to recover for damage they claim to have suffered in the interim. The Utah action, however, was promptly by that court stayed in favor of the action currently pending in Illinois.

         The stock at issue was in the hands of Alpha Tech and Miller, Johnson & Kuehn, Inc., a stock brokerage firm that clears the trades of introducing brokers. Both Alpha Tech and MJ&K filed actions for interpleader, by which they were prepared to tender to the court the stock certificates to which our company, Institutional Management and Pinnacle Management are each laying claim. In July 2000, that tender was effectuated, and the claims asserted by and against Alpha Tech and MJ&K were dismissed. The stock, therefore, has been and will remain issued in the name of the United States District Court until the dispute is resolved.


                RECENT SALES OF UNREGISTERED SECURITIES

         During the quarter ended June 30, 2000, we made the following issuances of unregistered securities:

         In April 2000, our company issued 206,000 shares of common stock upon partial exercise by a former employee of an option with an exercise price of $0.25 per share.

         In April 2000, our company issued 50,000 shares of common stock to one consultant in a private offering in exchange for consulting services rendered with an estimated value of $112,000.

         In April 2000, our company issued an aggregate of $3,000,000 of 10% convertible debentures and accompanying warrants to purchase up to 900,000 shares of common stock to four accredited investors in a private offering. The net offering proceeds were approximately $2,600,000 in cash.

         In April 2000, our company issued an aggregate of 14,667 shares of common stock, warrants to purchase up to 14,667 shares of common stock at an initial exercise price of $1.725 and warrants to purchase up to 14,667 shares of common stock at an initial exercise price of $1.95 to one consultant in a private offering in exchange for consulting services.

         In April 2000, our company issued an aggregate of 788,730 shares of common stock to three accredited investors upon conversion of $750,000 in principal amount of 10% convertible debentures and interest payable on those debentures.

         In May 2000, our company issued an option to purchase up to 87,500 shares of common stock at an exercise price of $1.295 per share pursuant to our company's 2000 Stock Option Plan to one consultant in connection with an amendment to an existing consulting agreement.

         In May 2000, our company issued to eleven employees and executives and one non-employee director options to purchase up to an aggregate of 1,950,000 shares of common stock at an exercise price of $.705 pursuant to our company's 2000 Stock Option Plan.

       In May 2000, our company issued to seven individuals and four entities an aggregate of 809,396 shares of common stock in exchange for consulting services rendered with a value of approximately $850,964.

         In June 2000, our company issued an aggregate of 788,096 shares of common stock to one accredited investor upon conversion of $500,000 in principal amount of two 10% convertible debentures and interest payable on those debentures.

       In June 2000, our company issued an aggregate of 163,120 shares of common stock to one individual and one entity in exchange for consulting services rendered with a value of approximately $129,680.

       In June 2000, our company issued an aggregate of 50,000 shares of common stock to one individual and one entity in exchange for consulting services rendered with a value of approximately $46,250.

         Exemption from the registration provisions of the Securities Act of 1933 for the transactions described above is claimed under Section 4(2) of the Securities Act of 1933, among others, on the basis that such transactions did not involve any public offering and the purchasers were sophisticated with access to the kind of information registration would provide.


                                 CAPITALIZATION

         The following table sets forth our cash position and capitalization as of June 30, 2000. The information set forth below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                   JUNE 30, 2000
                                                                   -------------
Cash and cash equivalents......................................... $   524,414
                                                                   =============
Long-term debt....................................................      46,526
                                                                   =============
Stockholders' equity:
     Preferred stock, $.01 par value; authorized 5,000,000 shares; Class A
       Convertible Preferred Stock; issued and outstanding
          1,000,000 shares........................................      10,000
     Common stock; $.001 par value; authorized 100,000,000
       shares; issued and outstanding 33,098,961 shares(1)........      33,099
     Additional paid-in capital...................................  17,322,960
     Stock subscriptions..........................................      (1,260)
     Accumulated deficit.......................................... (18,660,762)
                                                                   -------------
       Total stockholders' deficiency.............................  (1,295,963)
                                                                   -------------
Total capitalization.............................................. $  (725,023)
                                                                   =============
-------------------
(1) Excludes 7,825,500 shares of common stock issuable pursuant to the exercise of stock options outstanding as of June 30, 2000, at a weighted average exercise price of $0.622 per share, all of which were exercisable on June 30, 2000. Also excludes shares that may become issuable pursuant to the conversion of convertible debentures and exercise of related warrants outstanding as of June 30, 2000, all of which were convertible or exercisable on June 30, 2000 but were subject to certain conversion limitations under our debenture offering documents. Also excludes 8,604,128 shares of common stock issuable into escrow as of June 30, 2000 as security for our performance of certain obligations under our April debenture offering documents.


                          LAUNCH OF NEW ONLINE BOOK WEB SITE

         In August 2000, we launched our new online book web site called "WordPop.com." This newly designed web site offers over 400 books for click and view delivery. A new feature of this web site is the provision of downloading books for multiple hand held device formats, including Pocket PC and Palm Pilot.

                       PROPOSED LAUNCH OF NEW ONLINE MOVIE WEB SITE

         We are working toward the launch in September 2000 of a new online movie web site, the third generation of "CinemaPop.com." Planned new features include a streamlined subscription process, the ability for consumers to post movie reviews and the introduction of WEAR content that is accessible to wireless hand held computing devices.


                                  MOVIE PARTNER PROGRAM

We are working toward the goal of introducing our Movie Partner Program during the fourth quarter of calendar year 2000.


                              DATA CONTROL CONSOLE PRODUCTS

         In an effort to increase sales of our data control consoles, on June 30, 2000, we hired two exclusive sales representatives. In addition, in August 2000, we introduced new sales literature for our Desience division.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this prospectus, as supplemented to date. The consolidated statements of operations data for the fiscal years ended September 30, 1999 and 1998 and the consolidated balance sheets data as of September 30, 1999 and 1998 are derived from our consolidated financial statements which have been audited by Weinberg & Company, P.A. and are included in this prospectus, as supplemented to date. The selected data presented below for the nine month periods ended June 30, 1999 and 2000 are derived from the unaudited statements of our company included elsewhere in this prospectus, as supplemented to date. Historical results are not necessarily indicative of future results.


                                                 FISCAL YEAR ENDED                NINE MONTHS ENDED
                                                     SEPTEMBER 30,                    JUNE 30,
                                            -------------   -------------   -----------------------------
                                                 1998           1999             1999            2000
                                            -------------   -------------   -------------   -------------
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:

Net sales................................   $    919,905    $    968,758    $    772,167    $    253,112
Cost of sales............................        481,349         661,707         485,272         204,419
                                            -------------   -------------   -------------   -------------
     Gross profit........................        438,556         307,051         286,895          48,693
                                            -------------   -------------   -------------   -------------
Operating expenses:
     Marketing and advertising...........         98,110         822,306         257,270       2,093,300
     Provision for bad debt..............        300,000           1,000            -               -
     General and administrative..........      4,105,320       2,849,944       2,195,098       4,874,524
                                            -------------   -------------   -------------   -------------
       Total operating expenses..........      4,503,430       3,673,250       2,452,368       6,967,824
                                            -------------   -------------   -------------   -------------
       Operating loss....................     (4,064,874)     (3,366,199)     (2,165,473)     (6,919,131)
Other expense (income) net...............          8,475        (175,661)        (12,012)      3,377,491
                                            -------------   -------------   -------------   -------------
       Net loss..........................   $ (4,056,399)   $ (3,541,860)   $ (2,153,461)   $(10,296,622)
                                            =============   =============   =============   =============
       Net loss attributable to
         common shares...................   $ (4,056,399)   $ (3,541,860)   $ (2,153,461)   $(10,296,622)
                                            =============   =============   =============   =============

Basic and diluted net loss per
 common share............................   $     (.2813)   $       (.15)   $      (.099)   $       (.35)
                                            =============   =============   =============   =============

Weighted average common
 shares used in determining
 net loss per share......................     14,419,873      22,945,540      21,786,418      29,326,819
                                            =============   =============   =============   =============

                                                                    AT SEPTEMBER 30,         JUNE 30,
                                                                  ----------------------  ------------
                                                                   1998          1999         2000
                                                                   ----          ----         ----
CONSOLIDATED BALANCE SHEETS DATA:

     Cash and cash equivalents................................ $    5,415   $   155,063   $  542,414
     Working capital (deficiency).............................   (411,984)   (1,189,834)  (2,101,441)
     Total assets.............................................    787,970     1,000,303    2,022,826
     Long-term debt...........................................     20,753          -          48,176
     Total stockholders' equity (deficiency)..................    160,421      (623,616)  (1,295,963)